Exhibit 99.1

FOR IMMEDIATE RELEASE	Wednesday, January 27, 2010
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise).

CELESTICA ANNOUNCES FOURTH QUARTER and

FY2009 FINANCIAL RESULTS

Fourth Quarter 2009 Summary

(Note: Celestica has revised its definition of the following non-GAAP metrics - adjusted net earnings, return on invested capital, adjusted operating margin, and adjusted gross margin - to exclude total stock-based compensation expense to allow for a better comparison with its major North American EMS competitors; see “Adjusted Net Earnings Revised Definition” section below, which includes a reconciliation to GAAP)

•      Revenue of $1.66 billion, compared to $1.94 billion for the same period last year

•      GAAP net earnings of $31.1 million, or $0.13 per share, compared to GAAP net loss of $822.2 million, or $3.58 per share, last year (including an $850.5 million, or $3.71 per share, goodwill impairment)

•      Non-GAAP adjusted net earnings of $0.21 per share, compared to $0.28 per share for the same period last year

•      Return on invested capital of 27.5%, compared to 18.8% last year

•      Adjusted operating margin of 3.6%, compared to 3.5% last year

•      Adjusted gross margin of 7.1%, compared to 7.4% last year

•      Inventory turns of 9.1x, compared to 8.8x turns last year

•      Cash flow from operations of $45.0 million, free cash flow of $27.5 million

•      First quarter of 2010 revenue guidance of $1.45 billion - $1.60 billion, adjusted net earnings per share of $0.15 - $0.21

•      Celestica announces redemption of its outstanding 2013 Notes

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the fourth quarter ended December 31, 2009.

Fourth Quarter Results

Revenue for the quarter was $1,664 million, compared to $1,935 million in the fourth quarter of 2008, reflecting primarily the impacts of weaker end-market demand. GAAP net earnings were $31.1 million, or $0.13 per share, compared to GAAP net loss of $822.2 million, or $3.58 per share, for the same period last year.  GAAP net loss in the fourth quarter of 2008 was primarily a result of an $850.5 million, or $3.71 per share, write-off for impairment of goodwill.

Adjusted net earnings (using the revised definition discussed below) for the quarter were $49.5 million, or $0.21 per share, compared to adjusted net earnings of $65.2 million, or $0.28 per share, for the same period last year. The term adjusted net earnings is a non-GAAP measure defined as net earnings (loss) before other charges, amortization of intangible assets (excluding amortization of computer software),

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total stock-based compensation including option and restricted stock expense (see “Adjusted Net Earnings Revised Definition” below), and gains or losses related to the repurchase of shares and debt, net of tax and significant deferred tax write-offs or recoveries. Detailed GAAP financial statements and supplementary information related to adjusted net earnings, other non-GAAP metrics and the revised definitions appears at the end of this press release. All non-GAAP measures disclosed in this release, including comparables for prior periods, reflect the revised definitions, unless otherwise specified.

Fourth Quarter Results Compared to Guidance

The company’s revenue for the fourth quarter of 2009 of $1.66 billion compares to the company’s published guidance, announced on October 22, 2009, of revenue of $1.55 billion to $1.70 billion.

The company’s published guidance on October 22, 2009 for adjusted net earnings per share of $0.14 to $0.20 did not reflect the revised definition for this metric. The guidance for adjusted net earnings per share, using the revised definition, would have been $0.16 to $0.22. The company’s adjusted net earnings per share for the fourth quarter of 2009 was $0.21, and met the high end of this range.

Annual Results

For 2009, revenue was $6,092 million, compared to $7,678 million for 2008. GAAP net earnings were $55.0 million, or $0.24 per share, compared to a GAAP net loss of $720.5 million, or $3.14 per share, for 2008. Adjusted net earnings for 2009 were $158.5 million, or $0.69 per share, compared to $204.2 million, or $0.89 per share, in 2008.

“Celestica continued to deliver strong operational and financial performance in the fourth quarter as end-market demand strengthened,” said Craig Muhlhauser, President & CEO. “In 2009, our continuously improving operational effectiveness and cost productivity resulted in some of the strongest financial results in the company’s history. We believe the company is very well positioned to build on its 2009 successes and momentum in 2010.”

2011 Debt Redemption

In November 2009, the company redeemed its outstanding 7.875% Senior Subordinated Notes due 2011 (the “2011 Notes”) for $346.1 million, excluding accrued interest. The 2011 Notes had a principal amount of $339.4 million.  The company recorded a gain of $10.4 million on redemption. This gain is excluded from adjusted net earnings.

2013 Debt Redemption

The company announced that it will exercise its option to redeem all of its outstanding 7.625% Senior Subordinated Notes due 2013 (the “2013 Notes”).

The outstanding principal amount of the 2013 Notes is $223.1 million.  In accordance with the terms of the Notes, the redemption will be at a price of 103.813% of the principal amount, together with accrued and unpaid interest to the redemption date.

The redemption will be funded out of the company’s existing cash resources. Giving effect to the redemption of the 2013 Notes at December 31, 2009, the company would have had approximately $706 million in cash and no long-term debt outstanding.  The company expects to complete the redemption in the first quarter of 2010.  The redemption will reduce the company’s annual net interest expense by approximately $17 million.

First Quarter of 2010 Outlook

For the first quarter ending March 31, 2010, the company anticipates revenue to be in the range of $1.45 billion to $1.60 billion, and adjusted net earnings per share to be in the range of $0.15 to $0.21.

Fourth Quarter Webcast

Management will host its quarterly results conference call today at 4:15 p.m. Eastern. The webcast can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.  See table below.

Management uses adjusted net earnings (and other non-GAAP metrics) as a measure of enterprise-wide performance. Management believes adjusted net earnings is a useful measure for management, as well as investors, to facilitate period-to-period operating comparisons at the company and with its major North American EMS competitors. As discussed below under “Adjusted Net Earnings Revised Definition,” beginning with the fourth quarter of 2009, the company revised its definition of adjusted net earnings. Adjusted net earnings do not include the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries.  The company also excludes the following recurring charges: restructuring costs, total stock-based compensation (including option and restricted stock expense), the amortization of intangible assets (except amortization of computer software), and the related income tax effect of these adjustments.  The term adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings, which is a non-GAAP measure, to Canadian GAAP net earnings (loss) below.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial and/or operational results including those relating to the redemption of our Senior Subordinated Notes and the expected benefits of such redemption, and our financial or operational performance.  Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:  the challenges of effectively managing our operations during uncertain economic conditions, including significant changes in demand from our customers as a result of an uncertain or weak economic environment; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers; the effects of price competition and other business and competitive factors generally affecting the EMS industry, including changes in the trend for outsourcing; our dependence on a limited number of customers; variability of operating results among periods; the challenge of managing our financial exposures to foreign currency fluctuations; the challenge of responding to changes in customer demand; our inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with restructuring activities; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; and the delays in the delivery and/or general availability of various components and materials used in our manufacturing process.  These and other risks and uncertainties, as well as other information related to the company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains any material information associated with the Company’s financial results for the fourth quarter ended December 31, 2009 and revenue and adjusted net earnings guidance for the first quarter ending March 31, 2010.  Revenue and earnings guidance is reviewed by the Company’s Board of Directors.  Our revenue and earnings guidance is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the Company. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.  It is Celestica’s policy that revenue and earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:
Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211

media@celestica.com

clsir@celestica.com

Adjusted Net Earnings Revised Definition

Beginning with the fourth quarter of 2009, the company revised the definition of its non-GAAP adjusted net earnings metric to exclude (in addition to the items excluded under the previous definition) all stock-based compensation expense (consisting of option and restricted stock expense) to allow for a better comparison with its major North American EMS competitors.

For consistency, Celestica has made similar changes in the definitions of the following additional non-GAAP metrics: adjusted gross margin; adjusted selling, general and administrative expenses (SG&A); earnings before interest, amortization and taxes (EBIAT or adjusted operating margin); adjusted net earnings per share; and return on invested capital (ROIC).

Prior to this quarter, option expense was the only stock-based compensation item excluded from the adjusted net earnings definition and other non-GAAP metrics. As a result of the changed definitions, Celestica now excludes (in addition to the items excluded under the previous definition) restricted stock expense and any other stock compensation expense that may arise, which it did not exclude under the previous definition.

All non-GAAP measures disclosed in this release, including comparables for prior periods, reflect the revised definitions, unless otherwise specified.

Set out below is a table showing these metrics, the impact on these metrics from the definition change, and a reconciliation of these metrics to the most comparable GAAP metrics. A supplemental information table showing side-by-side comparisons reflecting the impact of this definition change for each quarter of 2008 and 2009, and on an annual basis for the years 2005 to 2009, is available in the Investor Relations section at www.celestica.com.

While Celestica only provides guidance for adjusted net earnings for the upcoming quarter, please note that financial estimates with respect to Celestica for the fourth quarter of 2009 and for future periods, published by third-party research analysts, institutional investors, the media and other organizations prior to and possibly following this press release, may solely reflect Celestica’s previous definition of adjusted net earnings, may not reflect Celestica’s revised definition of adjusted net earnings, and may be subject to change by these persons to reflect our definition change.

The following table sets forth, for the periods indicated, a reconciliation of Canadian GAAP net earnings (loss) to adjusted net earnings and other non-GAAP metrics (in millions of U.S. dollars, except per share amounts):

	2008			2009
Three months ended December 31	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$1,935.4	$—	$1,935.4	$1,664.4	$—	$1,664.4
Cost of sales (1) (2)	1,794.8	(2.7)	1,792.1	1,555.3	(8.3)	1,547.0
Gross profit (2)	140.6	2.7	143.3	109.1	8.3	117.4
SG&A (1) (2) (3)	76.9	(4.2)	72.7	61.2	(9.2)	52.0
Amortization of intangible assets (3)	6.4	(3.3)	3.1	6.6	(1.9)	4.7
Other charges	861.9	(861.9)	—	(8.7)	8.7	—
Operating earnings (loss) - EBIAT (4)	(804.6)	872.1	67.5	50.0	10.7	60.7
Interest expense, net	13.7	—	13.7	5.7	—	5.7
Net earnings (loss) before tax	(818.3)	872.1	53.8	44.3	10.7	55.0
Income tax expense (recovery)	3.9	(15.3)	(11.4)	13.2	(7.7)	5.5
Net earnings (loss)	$(822.2)	$887.4	$65.2	$31.1	$18.4	$49.5

# of shares (in millions) - diluted	229.4		229.4	232.0		232.0
Earnings (loss) per share - diluted	$(3.58)		$0.28	$0.13		$0.21

ROIC (5)			18.8%			27.5%
Free cash flow (6)			$(17.3)			$27.5

	2008			2009
Year ended December 31	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$7,678.2	$—	$7,678.2	$6,092.2	$—	$6,092.2
Cost of sales (1) (2)	7,147.1	(10.3)	7,136.8	5,662.4	(18.0)	5,644.4
Gross profit (2)	531.1	10.3	541.4	429.8	18.0	447.8
SG&A (1) (2) (3)	292.0	(13.1)	278.9	244.5	(20.9)	223.6
Amortization of intangible assets (3)	26.9	(15.1)	11.8	21.9	(8.8)	13.1
Other charges	885.2	(885.2)	—	68.0	(68.0)	—
Operating earnings (loss) - EBIAT (4)	(673.0)	923.7	250.7	95.4	115.7	211.1
Interest expense, net	42.5	—	42.5	35.0	—	35.0
Net earnings (loss) before tax	(715.5)	923.7	208.2	60.4	115.7	176.1
Income tax expense (recovery)	5.0	(1.0)	4.0	5.4	12.2	17.6
Net earnings (loss)	$(720.5)	$924.7	$204.2	$55.0	$103.5	$158.5

# of shares (in millions) - diluted	229.3		229.6	230.9		230.9
Earnings (loss) per share - diluted	$(3.14)		$0.89	$0.24		$0.69

ROIC (5)			14.6%			22.0%
Free cash flow (6)			$127.1			$223.7

(1)          Total stock-based compensation, comprised of option and restricted stock expense, is excluded from the calculation of adjusted net earnings, adjusted gross margin, adjusted SG&A, adjusted operating margin (EBIAT) and return on invested capital (ROIC).  Prior to the fourth quarter of 2009, option expense was the only stock-based compensation item excluded from the calculation of these metrics.

The following table shows (in millions of U.S. dollars, except per share amounts) how the revised definition has resulted in an increase or decrease in certain items and operating metrics as compared to the amounts previously reported using the previous definition:

	Q4 2008	YTD	Q4 2009(a)	YTD(a)
Adjusted gross profit increase(2)	$2.1	$7.4	$2.6	$10.5
Adjusted SG&A decrease(2)	3.2	9.4	2.7	11.6
EBIAT increase(4)	5.3	16.8	5.3	22.1
Adjusted net earnings increase	6.1	16.5	4.8	20.0
Adjusted EPS increase	$0.02	$0.07	$0.02	$0.09
ROIC % increase(5)	1.5%	1.0%	2.3%	2.3%

(a) excluded the impact of a mark-to-market accounting adjustment related to restricted stock awards totaling $10.9 million recorded in the fourth quarter of 2009 (cost of sales - $5.2 million; SG&A - $5.7 million). See note 8(a) to the December 31, 2009 interim consolidated financial statements.

(2)           Management uses these non-GAAP measures to assess operating performance. As discussed above, we revised our definition of each of these measures commencing with the results for the fourth quarter of 2009. Management believes that each of these measures is an appropriate metric for management, as well as investors, to compare operating performance from period-to-period. Adjusted gross profit is calculated by excluding total stock-based compensation from GAAP gross profit as shown in the “Reconciliation of GAAP to adjusted net earnings” table above. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue. Adjusted SG&A is calculated by excluding total stock-based compensation from GAAP SG&A, as shown in the “Reconciliation of GAAP to adjusted net earnings” table above. Adjusted SG&A percentage is calculated by dividing adjusted SG&A by revenue. Neither adjusted gross profit, adjusted gross margin, nor adjusted SG&A has any standardized meaning prescribed by Canadian or U.S. GAAP, and no such measure is therefore likely to be comparable to similar measures presented by other companies.  Neither adjusted gross profit, adjusted gross margin, nor adjusted SG&A is a measure of performance under Canadian or U.S. GAAP and no such measure should be considered in isolation or as a substitute for any standardized measure.

(3)         Certain 2008 GAAP numbers have been restated to reflect the change in accounting for computer software effective January 1, 2009 as required under Canadian GAAP.  For the fourth quarter of 2008, $3.1 million in amortization of computer software has been reclassified from SG&A expenses to amortization of intangible assets (2008 - $11.8 million).  Amortization of computer software is not excluded for EBIAT or adjusted net earnings.  There is no impact to our current or previously reported EBIAT, adjusted net earnings or net earnings (loss) for this change in accounting.

(4)         Management uses EBIAT (adjusted operating margin) as a measure to assess operating performance.  As discussed above, we revised our definition of EBIAT commencing with the results for the fourth quarter of 2009. Excluded from EBIAT are the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries.  We also exclude the following recurring charges: restructuring costs, total stock-based compensation (including option and restricted stock expense), amortization of intangible assets (except amortization of computer software), interest expense or income, and the related income tax effect of these adjustments.  Management believes EBIAT, which isolates operating activities before interest and taxes, is an appropriate measure for management, as well as investors, to compare the company’s operating performance from period-to-period.  The term EBIAT does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.  EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP.

(5)         Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. As discussed above, we revised our definition of ROIC commencing with the results for the fourth quarter of 2009. The ROIC metric used by the company includes operating margin, working capital management and asset utilization.  ROIC is calculated by dividing EBIAT (defined in (4) above) by average net invested capital.  Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. Management believes ROIC is an appropriate metric for management, as well as investors, to compare operating performance from period-to-period. The term ROIC does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.  ROIC is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure. There is no comparable measure under GAAP.

(6)          Management uses free cash flow as a measure to assess cash flow performance.  Free cash flow is calculated as cash generated from operations less capital expenditures (net of proceeds from the sale of surplus property and equipment).  Management believes free cash flow is an appropriate metric for management, as well as investors, to compare cash flow performance from period-to-period. The term free cash flow does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.  Free cash flow is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure. There is no comparable measure under GAAP.

GUIDANCE SUMMARY

	Q4 09 Guidance	Q4 09 Actual	1Q 10 Guidance(8)
Revenue	$1.55B - $1.70B	$1.66B	$1.45B - $1.60B
Adjusted net EPS(7)	$0.16 - $0.22	$0.21	$0.15 - $0.21

(7)          The company’s published guidance on October 22, 2009 for adjusted net earnings per share of $0.14 to $0.20 did not reflect the revised definition for this metric. The guidance for adjusted net earnings per share using the revised definition would have been $0.16 to $0.22. The company’s adjusted net earnings per share for the fourth quarter was $0.21 and met the high end of this range.

(8)          Guidance for the first quarter of 2010 is provided only on an adjusted net earnings basis.  This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of our restructuring and debt repurchase activities.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	December 31	December 31
	2008	2009
		(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 6)	$1,201.0	$937.7
Accounts receivable (note 10(c))	1,074.0	828.1
Inventories (note 2)	787.4	676.1
Prepaid and other assets (note 7(i))	87.1	74.5
Income taxes recoverable	14.1	21.2
Deferred income taxes	8.2	5.2
	3,171.8	2,542.8
Property, plant and equipment (note 1(i))	433.5	393.8
Intangible assets (note 1(i))	54.1	32.3
Other long-term assets (note 7(ii))	126.8	137.2
	$3,786.2	$3,106.1

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,090.6	$927.1
Accrued liabilities (notes 4 and 7(i))	463.1	331.9
Income taxes payable	13.5	38.0
Deferred income taxes	0.2	—
Current portion of long-term debt (note 3)	1.0	222.8
	1,568.4	1,519.8
Long-term debt (note 3)	732.1	—
Accrued pension and post-employment benefits	63.2	75.4
Deferred income taxes	47.2	28.0
Other long-term liabilities	9.8	7.1
	2,420.7	1,630.3
Shareholders’ equity (note 8):
Capital stock	3,588.5	3,591.2
Contributed surplus	204.4	210.6
Deficit	(2,436.8)	(2,381.8)
Accumulated other comprehensive income	9.4	55.8
	1,365.5	1,475.8
	$3,786.2	$3,106.1

Guarantees and contingencies (note 9)

Subsequent events (note 12)

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2008 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Three months ended December 31		Year ended December 31
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$1,935.4	$1,664.4	$7,678.2	$6,092.2
Cost of sales	1,794.8	1,555.3	7,147.1	5,662.4
Gross profit	140.6	109.1	531.1	429.8
Selling, general and administrative expenses (note 1(i))	76.9	61.2	292.0	244.5
Amortization of intangible assets (note 1(i))	6.4	6.6	26.9	21.9
Other charges (recoveries) (note 4)	861.9	(8.7)	885.2	68.0
Interest on long-term debt	15.5	5.7	57.8	35.3
Interest income, net of interest expense	(1.8)	—	(15.3)	(0.3)
Earnings (loss) before income taxes	(818.3)	44.3	(715.5)	60.4
Income tax expense (recovery):
Current	13.3	25.8	18.4	33.6
Deferred	(9.4)	(12.6)	(13.4)	(28.2)
	3.9	13.2	5.0	5.4
Net earnings (loss) for the period	$(822.2)	$31.1	$(720.5)	$55.0

Basic earnings (loss) per share	$(3.58)	$0.14	$(3.14)	$0.24

Diluted earnings (loss) per share	$(3.58)	$0.13	$(3.14)	$0.24

Shares used in computing per share amounts:
Basic (in millions)	229.4	229.7	229.3	229.5
Diluted (in millions)	229.4	232.0	229.3	230.9

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2008 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

	Three months ended December 31		Year ended December 31
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net earnings (loss) for the period	$(822.2)	$31.1	$(720.5)	$55.0
Other comprehensive income, net of tax:
Currency translation adjustment	8.7	(2.0)	11.5	(1.6)
Reclass foreign currency translation to other charges	—	—	—	1.8
Change from derivatives designated as hedges	(27.5)	3.7	(58.0)	46.2
Comprehensive income (loss)	$(841.0)	$32.8	$(767.0)	$101.4

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2008 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Three months ended December 31		Year ended December 31
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in):
Operations:
Net earnings (loss) for the period	$(822.2)	$31.1	$(720.5)	$55.0
Items not affecting cash:
Depreciation and amortization	27.7	25.9	109.2	100.4
Deferred income taxes	(9.4)	(12.6)	(13.4)	(28.2)
Stock-based compensation	6.9	6.6	23.4	28.0
Restructuring charges (note 4)	0.6	(0.3)	1.1	3.8
Other charges (note 4)	850.3	1.5	850.3	9.5
Other	(8.2)	4.2	(0.2)	(4.0)
Changes in non-cash working capital items:
Accounts receivable	(33.9)	25.9	(132.8)	244.9
Inventories	55.9	21.4	4.5	110.2
Prepaid and other assets	(2.5)	(14.3)	22.5	21.7
Income taxes recoverable	20.3	(0.7)	5.7	(7.1)
Accounts payable and accrued liabilities	(73.9)	(69.8)	58.9	(265.2)
Income taxes payable	(6.8)	26.1	(0.5)	24.5
Non-cash working capital changes	(40.9)	(11.4)	(41.7)	129.0
Cash provided by operations	4.8	45.0	208.2	293.5

Investing:
Purchase of property, plant and equipment	(25.6)	(21.0)	(88.8)	(77.3)
Proceeds from sale of assets	3.5	3.5	7.7	10.0
Other	0.4	0.5	0.3	1.0
Cash used in investing activities	(21.7)	(17.0)	(80.8)	(66.3)

Financing:
Repurchase of Senior Subordinated Notes (Notes) (notes 3(d)(e))	(30.4)	(346.1)	(30.4)	(495.8)
Proceeds from termination of swap agreements (note 3(d))	—	—	—	14.7
Financing costs	(0.5)	(0.5)	(0.5)	(2.8)
Repayment of capital lease obligations	(0.2)	—	(0.4)	(1.0)
Issuance of share capital	—	0.7	2.1	2.7
Other	(9.2)	(5.8)	(13.9)	(8.3)
Cash used in financing activities	(40.3)	(351.7)	(43.1)	(490.5)

Increase (decrease) in cash	(57.2)	(323.7)	84.3	(263.3)
Cash and cash equivalents, beginning of period	1,258.2	1,261.4	1,116.7	1,201.0
Cash and cash equivalents, end of period	$1,201.0	$937.7	$1,201.0	$937.7

Supplemental cash flow information (note 6)

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2008 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.     Basis of presentation and significant accounting policies:

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the 2008 annual consolidated financial statements.  These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2009 and the results of operations, comprehensive income (loss), and cash flows for the three months and years ended December 31, 2008 and 2009.

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  We applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the fair values used in testing long-lived assets, and to valuing our pension costs.  We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from those estimates and assumptions, especially in light of the economic environment and uncertainties.

These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2008 annual consolidated financial statements, except for the following:

Changes in accounting policies:

(i)          Goodwill and intangible assets:

On January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and intangible assets.”  This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets.  As required by this standard, we have retroactively reclassified computer software assets on our consolidated balance sheet from property, plant and equipment to intangible assets.  We have also reclassified computer software amortization on our consolidated statement of operations from depreciation expense, included in selling, general and administrative expenses, to amortization of intangible assets.  There is no impact on previously reported net earnings or loss.

Intangible assets:

	December 31 2008	December 31 2009
Intellectual property	$0.6	$—
Other intangible assets	19.5	8.9
Computer software assets	34.0	23.4
	$54.1	$32.3

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Amortization expense is as follows:

	Three months ended December 31		Year ended December 31
	2008	2009	2008	2009
Amortization of intellectual property	$0.2	$—	$1.1	$0.2
Amortization of other intangible assets	3.1	1.9	14.0	8.6
Amortization of computer software assets	3.1	4.7	11.8	13.1
	$6.4	$6.6	$26.9	$21.9

Recently issued accounting pronouncements:

(a)  International financial reporting standards (IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises. IFRS will replace Canadian GAAP effective January 1, 2011.  IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers under IFRS.  Our IFRS transition plan is progressing according to our implementation schedule. We will disclose our preliminary IFRS accounting policy decisions in our 2009 annual management’s discussion and analysis. Although we have identified key accounting policy differences, we cannot at this time determine the impact of IFRS on our consolidated financial statements.

(b)  Business combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business combinations,” which replaces the existing standards.  This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date.  The standard states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  This standard is equivalent to the IFRS on business combinations.  This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011.  We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

(c)  Consolidated financial statements:

In January 2009, the CICA issued Handbook Section 1601, “Consolidated financial statements,” which replaces the existing standards.  This section establishes the standards for preparing consolidated financial statements and is effective for 2011.  We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

(d)  Financial instruments — disclosures:

Effective December 31, 2009, we adopted the amendment issued by the CICA to Handbook Section 3862, “Financial instruments — disclosures,” which requires enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments.  These requirements correspond to the IFRS on financial instruments disclosures and will be included in our 2009 annual consolidated financial statements.

2.     Inventories:

During 2009, we recorded a net inventory valuation reversal through cost of sales of $1.0 to reflect changes in the value of our inventory to net realizable value.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

3.              Long-term debt:

	December 31	December 31
	2008	2009

Secured, revolving credit facility due 2011 (a)	$—	$—
Senior Subordinated Notes due 2011 (2011 Notes) (b)(c)(d)(e)	489.4	—
Senior Subordinated Notes due 2013 (2013 Notes) (b)(e)	223.1	223.1
Embedded prepayment option at fair value (d)(f)	(19.2)	(1.5)
Basis adjustments on debt obligation (f)	4.9	3.1
Unamortized debt issue costs	(7.0)	(1.9)
Fair value adjustment of 2011 Notes attributable to interest rate risks (d)(f)	40.9	—
	732.1	222.8
Capital lease obligations	1.0	—
	733.1	222.8
Less current portion	1.0	222.8
	$732.1	$—

(a)          In April 2009, we renewed our revolving credit facility on generally similar terms and conditions, and reduced the size from $300.0 to $200.0, with a maturity of April 2011.  Under the terms of the renewed facility, borrowings bear a higher interest rate than under the previous terms and we are required to comply with certain restrictive covenants relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity.  There were no borrowings outstanding under the facility at December 31, 2009.  Commitment fees for 2009 were $2.1. We were in compliance with all covenants at December 31, 2009.  Based on the required financial ratios at December 31, 2009, we have full access to this facility.

We also have uncommitted bank overdraft facilities available for operating requirements which total $65.0 at December 31, 2009.  There were no borrowings outstanding under these facilities at December 31, 2009.

(b)         In June 2004, we issued the 2011 Notes with a principal amount of $500.0 and a fixed interest rate of 7.875%.  In June 2005, we issued the 2013 Notes with a principal amount of $250.0 and a fixed interest rate of 7.625%.  We repurchased the 2011 Notes in the first and fourth quarters of 2009. See notes 3(d) and (e). In January 2010, we announced our intention to redeem our 2013 Notes.  See note 12.

The 2013 Notes are unsecured and subordinated in right of payment to our secured debt.  The 2013 Notes have restrictive covenants that limit our ability to pay dividends, repurchase our own stock or repay debt that is subordinated to the Notes.  These covenants also place limitations on the sale of assets and our ability to incur additional debt.   We were in compliance with all covenants at December 31, 2009.

(c)          In connection with the 2011 Notes, we entered into agreements to swap the fixed interest rate with a variable interest rate based on LIBOR plus a margin.  In February 2009, we terminated the interest rate swap agreements.  Interest on the 2011 Notes was fixed at 7.875% after termination of the swap agreement through to the redemption of the debt in the fourth quarter of 2009. The average interest rate was 7.875% and 7.0%, respectively, for the fourth quarter of 2009 and year ended December 31, 2009, through to the redemption of the debt (6.9% and 6.5%, respectively, for the fourth quarter of 2008 and year ended December 31, 2008).  See note 3(d).

(d)         In March 2009, we paid $149.7, excluding accrued interest, to repurchase 2011 Notes with a principal amount of $150.0.  In November 2009, we redeemed the remaining 2011 Notes and paid $346.1, excluding accrued interest, to repurchase 2011 Notes with a principal amount of $339.4. We recognized a gain of $9.1 in the first quarter of 2009 and a gain of $10.4 in the fourth quarter of 2009 on the repurchase of the 2011 Notes which we recorded in other charges.  See note 4.  The gains on the repurchases were measured based on the carrying value

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

of the repurchased portion of the 2011 Notes on the dates of repurchase.  In the first quarter of 2009, we terminated the interest rate swap agreements related to the 2011 Notes and received $14.7 in cash, excluding accrued interest, as settlement of these agreements. In connection with the termination of the swap agreements, we discontinued fair value hedge accounting on the 2011 Notes. In the first quarter of 2009, we recorded a write-down, through other charges, of $15.6 in the carrying value of the embedded prepayment option on the 2011 Notes to reflect the change in fair value upon hedge de-designation. See note 4. We amortized the historical fair value adjustment on the 2011 Notes until the Notes were repaid, using the effective interest rate method.  This amortization is recorded as a reduction of interest expense on long-term debt. Also see note 12.

(e)          During the fourth quarter of 2008, we paid a total of $30.4, excluding accrued interest, to repurchase 2011 Notes with a principal amount of $10.6 and to repurchase 2013 Notes with a principal amount of $26.9. We recognized a gain of $7.6 on the repurchase of the Notes which we recorded in other charges.  See note 4.  The gain on the repurchase was measured based on the carrying values of the repurchased portion of the Notes on the dates of repurchase.

(f)        The prepayment option in our Notes qualify as embedded derivatives which we bifurcated for reporting. As of December 31, 2009, the fair value of the embedded derivative asset is $1.5 for the 2013 Notes and is recorded against long-term debt.  The decrease in the fair value of the embedded derivative asset from December 31, 2008 primarily reflects the write-down upon hedge de-designation described in note 3(d). We also recorded a write-down, through other charges, of $1.1 to eliminate the carrying value of the embedded prepayment option on the 2011 Notes in the third quarter of 2009, when we announced our intention to redeem the 2011 Notes.  See note 4.  As a result of bifurcating the prepayment option, a basis adjustment is added to the cost of long-term debt. We amortize the basis adjustment over the term of the debt using the effective interest rate method.  The amortization of the basis adjustment is recorded as a reduction of interest expense on long-term debt.

The unamortized fair value adjustment on the 2011 Notes attributable to movements in the benchmark interest rates decreased from $40.9 at December 31, 2008 to zero at December 31, 2009 primarily as a result of the debt repurchases and hedge de-designation described in note 3(d). After the hedge de-designation, we amortized the fair value adjustment to interest expense on long-term debt until the 2011 Notes were redeemed. Upon redemption of the 2011 Notes in the fourth quarter of 2009, the related basis adjustment, the unamortized debt issue costs and the unamortized fair value adjustment were eliminated in determining the gain that we recorded in other charges.

We applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes) until February 2009.  We also mark-to-market the bifurcated embedded prepayment options in our debt instruments until the options are extinguished.  The changes in the fair values each period are recorded in interest expense on long-term debt, except for the write-down of the embedded prepayment option due to hedge de-designation or debt repurchase which is recorded in other charges.  The mark-to-market adjustment fluctuates each period as it is dependent on market conditions, including future interest rates, implied volatility and credit spreads.  The impact on our results of operations is as follows:

	Three months ended December 31		Year ended December 31
	2008	2009	2008	2009

Increase (decrease) in interest expense on long-term debt	$0.8	$(2.0)	$1.0	$(9.0)

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

4.              Other charges (recoveries):

	Three months ended December 31		Year ended December 31
	2008	2009	2008	2009

Restructuring (a)	$11.6	$13.5	$35.3	$83.1
Goodwill impairment (b)	850.5	—	850.5	—
Long-lived asset impairment (c)	8.8	12.3	8.8	12.3
Gain on repurchase of Notes (notes 3(d)(e)(f))	(7.6)	(10.4)	(7.6)	(19.5)
Write-down of embedded prepayment option (notes 3(d)(f))	—	—	—	16.7
Recovery of damages (d)	—	(23.7)	—	(23.7)
Release of cumulative translation adjustment (e)	—	—	—	1.8
Other (f)	(1.4)	(0.4)	(1.8)	(2.7)
	$861.9	$(8.7)	$885.2	$68.0

(a)       Restructuring:

In January 2008, we estimated that a restructuring charge of between $50 and $75 would be recorded throughout 2008 and 2009.  In light of the continued uncertain economic environment, we determined that further restructuring actions were required to improve our overall utilization and reduce overhead costs. In July 2009, we announced additional restructuring charges of between $75 and $100. Combined, we expect to incur total restructuring charges of between $150 and $175 associated with this program.  During 2008 and 2009, we recorded a total of $118.4 in restructuring charges. Of that amount, $13.5 was recorded in the fourth quarter of 2009.  We expect to complete these restructuring actions by the end of 2010.  We recognize the restructuring charges as the detailed plans are finalized.

Our restructuring actions include consolidating facilities and reducing our workforce. The majority of the employees terminated are manufacturing and plant employees in the Americas, Europe and the Philippines.  For leased facilities that we no longer use, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect changes in the accruals for other leases due to delays in the timing of sublease recoveries, changes in estimated sublease rates, or changes in use, relating principally to facilities in the Americas.  We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015.  Our restructuring liability is recorded in accrued liabilities.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Details of the 2009 activity are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	2009 non-cash charge	2009 charge

December 31, 2008	$18.7	$26.7	$0.2	$45.6	$—	$—
Cash payments	(14.6)	(2.2)	(0.1)	(16.9)	—	—
Charges/adjustments	10.4	(4.5)	0.2	6.1	0.6	6.7
March 31, 2009	14.5	20.0	0.3	34.8	0.6	6.7
Cash payments	(14.9)	(2.6)	(0.3)	(17.8)	—	—
Charges/adjustments	16.2	3.7	0.3	20.2	0.7	20.9
June 30, 2009	15.8	21.1	0.3	37.2	1.3	27.6
Cash payments	(16.7)	(3.6)	(0.9)	(21.2)	—	—
Charges/adjustments	33.8	4.2	1.2	39.2	2.8	42.0
September 30, 2009	32.9	21.7	0.6	55.2	4.1	69.6
Cash payments	(18.7)	(4.0)	(1.3)	(24.0)	—	—
Charges/adjustments	9.5	3.1	1.2	13.8	(0.3)	13.5
December 31, 2009	$23.7	$20.8	$0.5	$45.0	$3.8	$83.1

As of December 31, 2009, we have approximately $23.0 in assets that are held-for-sale, primarily land and buildings, as a result of the restructuring actions we have implemented.  We have programs underway to sell these assets.

(b)       Goodwill impairment:

Our goodwill balance prior to the 2008 impairment charge was $850.5 and was established primarily as a result of an acquisition in 2001.  All goodwill was allocated to our Asia reporting unit.

During the fourth quarter of 2008, we performed our annual goodwill impairment assessment. We completed our step one analysis using a combination of valuation approaches including a market capitalization approach, multiples approach and discounted cash flow. The market capitalization approach used our publicly traded stock price to determine fair value.  The multiples approach used comparable trading multiples of our major competitors to arrive at a fair value and the discounted cash flow method used revenue and expense projections and risk-adjusted discount rates. The process of determining fair value was subjective and required management to exercise a significant amount of judgment in determining future growth rates, discount rates and tax rates, among other factors.  At that time, the economic environment had negatively impacted our ability to forecast future demand and in turn resulted in our use of higher discount rates, reflecting the risk and uncertainty in the markets. The results of our step one analysis indicated potential impairment in our Asia reporting unit, which was corroborated by a combination of factors including a significant and sustained decline in our market capitalization, which was significantly below our book value, and the then deteriorating macro environment, which resulted in a decline in our expected future demand. We performed the second step of the goodwill impairment assessment to quantify the amount of impairment.  This involved calculating the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, and comparing the residual amount to the carrying amount of goodwill. Based on our analysis incorporating the declining market capitalization in 2008, as well as the significant end market deterioration and economic uncertainties impacting expected future demand at that time, we concluded that the entire goodwill balance as of December 31, 2008 of $850.5 was impaired.  The goodwill impairment charge was non-cash in nature and did not affect our liquidity, cash flows from operating activities, or our compliance with debt covenants.  The goodwill impairment charge was not deductible for income tax purposes and, therefore, we did not record a corresponding tax benefit in 2008.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(c)        Long-lived asset impairment:

We conduct our annual impairment assessment of long-lived assets in the fourth quarter of each year.  We recorded a non-cash charge of $12.3 in 2009 against property, plant and equipment primarily in Japan and a non-cash charge of $8.8 in 2008 against property, plant and equipment in the Americas and Europe.

(d)       Recovery of damages:

In the fourth quarter of 2009, we received a recovery of damages related to certain purchases we made in prior periods as a result of the settlement of a class action lawsuit. We recorded a recovery, net of estimated reserves, of $23.7 through other charges in the fourth quarter. Future adjustments to our estimated reserves, if any, will be recorded through other charges.

(e)        Release of cumulative translation adjustment:

We recorded a net loss of $1.8 for the release of the cumulative currency translation adjustment related to a liquidated foreign subsidiary.

(f)           Other:

We recognized recoveries on the sale of certain assets that were previously written down through other charges.

5.              Segment information:

The accounting standards establish the criteria for the disclosure of certain information in the interim and annual financial statements regarding operating segments, products and services and major customers.  Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our operating segment is comprised of our electronics manufacturing services business. Our chief operating decision maker is our Chief Executive Officer.

(i)             The following table indicates revenue by end market as a percentage of total revenue.  Our revenue fluctuates from period to period depending on numerous factors, including but not limited to: seasonality of business; the level of business from new, existing and disengaging customers; the level of program wins or losses; the phasing in or out of programs; and changes in customer demand.

	Three months ended December 31		Year ended December 31
	2008	2009	2008	2009

Consumer	28%	32%	23%	29%
Enterprise Communications	22%	20%	25%	21%
Telecommunications	17%	11%	15%	15%
Servers	13%	14%	16%	13%
Storage	9%	13%	10%	12%
Industrial, Aerospace and Defense, and Healthcare	11%	10%	11%	10%

(ii)           For the fourth quarter of 2009, two customers represented more than 10% of total revenue (fourth quarter of 2008 — one customer represented more than 10% of total revenue). For the full year 2009, one customer, Research In Motion (RIM), represented more than 10% of total revenue (2008 — no customer represented more than 10% of total revenue).  RIM accounted for 21% of total revenue in the fourth quarter of 2009 and 17% of total revenue for the full year 2009.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

6.   Supplemental cash flow information:

	Three months ended December 31		Year ended December 31
	2008	2009	2008	2009
Paid (recovered) during the period:

Interest (a)	$1.3	$10.3	$65.4	$64.8
Taxes (b)	$2.9	$(0.4)	$17.0	$16.6

(a)          This includes interest paid on the Notes.  Interest on the Notes is payable in January and July of each year until maturity or earlier repurchase or redemption.  See notes 3(b) and (c).

(b)         Cash taxes paid is net of any income taxes recovered.

	December 31	December 31
	2008	2009
Cash and cash equivalents are comprised of the following:

Cash (i)	$406.2	$259.8
Cash equivalents (i)	794.8	677.9
	$1,201.0	$937.7

(i)             Our current portfolio consists of certificates of deposit and certain money market funds that are secured exclusively by U.S. government securities.  The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2009 a Standard and Poor’s rating of A-1 or above.

7.  Derivative financial instruments:

(i)              We enter into foreign currency contracts to hedge foreign currency risks primarily relating to cash flows.  At December 31, 2009, we had forward exchange contracts covering various currencies in an aggregate notional amount of $489.2.  All derivative financial instruments are recorded at fair value on our consolidated balance sheet.  The fair value of our foreign currency contracts at December 31, 2009 was a net unrealized gain of $8.0 (December 31, 2008 — net unrealized loss of $38.9).  This is comprised of $9.4 of derivative assets recorded in prepaid and other assets and other long-term assets, and $1.4 of derivative liabilities recorded in accrued liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the time the currency forward contracts were entered into and the valuation date at period end.  The change in the net unrealized gains and losses of our foreign currency contracts during 2009 is due primarily to the favourable movement in the exchange rates for the currencies that we hedge and the settlement of contracts with significant losses.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At December 31, 2009, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$206.5	$0.92	15	$7.7
British pound sterling	89.5	1.60	4	(0.1)
Thai baht	50.1	0.03	12	0.2
Malaysian ringgit	47.8	0.29	12	0.2
Mexican peso	37.1	0.08	12	0.1
Singapore dollar	18.9	0.70	12	0.3
Euro	13.3	1.45	3	—
Romanian lei	13.1	0.33	12	(0.3)
Czech koruna	12.9	0.05	6	(0.1)
Total	$489.2			$8.0

(ii)          In connection with the issuance of our 2011 Notes in June 2004, we entered into agreements to swap the fixed rate of interest for a variable interest rate.  The notional amount of the agreements was $500.0.  The fair value of the interest rate swap agreements at December 31, 2008 was an unrealized gain of $17.3, which we recorded in other long-term assets.  In connection with the debt repurchase (see notes 3(c) and (d)), we terminated our swap agreements.  We received $14.7 in February 2009 representing the fair value of the swap agreements, excluding accrued interest, prior to termination.  Notes 3(d) and (f) summarize the impact of our mark-to-market adjustments and our fair value hedge accounting.

Fair value hedge ineffectiveness arose when the change in the fair values of our swap agreements, our hedged debt obligation and its embedded derivatives, and the amortization of the related basis adjustments did not offset each other during a reporting period. The fair value hedge ineffectiveness loss of $1.4 for our 2011 Notes was recorded in interest expense on long-term debt for 2009 (loss of $0.9 for 2008).  This fair value hedge ineffectiveness was driven primarily by the difference in the credit risk used to value our hedged debt obligation as compared to the credit risk used to value our interest rate swaps.  As a result of discontinuing the fair value hedge on our 2011 Notes in February 2009, no further fair value hedge ineffectiveness has occurred.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

8.              Shareholders’ equity:

	Capital stock	Warrants	Contributed surplus	Deficit	Accumulated other comprehensive income

Balance — December 31, 2007	$3,585.2	$3.1	$190.3	$(1,716.3)	$55.9
Shares issued	3.3	—	—	—	—
Warrants cancelled	—	(3.1)	3.1	—	—
Stock-based compensation costs	—	—	10.0	—	—
Other	—	—	1.0	—	—
Net loss for 2008	—	—	—	(720.5)	—
Change from derivatives designated as hedges	—	—	—	—	(58.0)
Currency translation adjustments	—	—	—	—	11.5
Balance — December 31, 2008	3,588.5	—	204.4	(2,436.8)	9.4
Shares issued	2.7	—	—	—	—
Stock-based compensation costs	—	—	17.6	—	—
Reclass to accrued liabilities(a)	—	—	(13.3)	—	—
Other	—	—	1.9	—	—
Net earnings for 2009	—	—	—	55.0	—
Change from derivatives designated as hedges	—	—	—	—	46.2
Currency translation adjustments	—	—	—	—	0.2
Balance — December 31, 2009	$3,591.2	$—	$210.6	$(2,381.8)	$55.8

(a)          We have the option to settle restricted share unit awards in the form of shares that we purchase in the open market or cash. Historically, we have settled these awards with shares purchased in the open market. During the fourth quarter of 2009, we decided to settle the share unit awards vesting in the first quarter of 2010 with cash. As a result, we reclassified $13.3, which we had accumulated in contributed surplus, to accrued liabilities. We adjusted this liability to the market value of our underlying subordinate voting shares at December 31, 2009, with a corresponding charge to compensation expense. A mark-to-market adjustment of $10.9 (cost of sales — $5.2; SG&A — $5.7) was recorded in the fourth quarter of 2009. Management intends to settle the remaining share unit awards in the form of shares purchased in the open market and will continue to account for these share units as equity awards.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Year ended December 31	Year ended December 31
	2008	2009
Accumulated other comprehensive income, net of tax:

Opening balance of foreign currency translation account	$35.2	$46.7
Currency translation adjustment	11.5	(1.6)
Release of cumulative currency translation to other charges (note 4(e))	—	1.8
Closing balance	46.7	46.9

Opening balance of unrealized net gain (loss) on cash flow hedges	$20.7	$(37.3)
Net gain (loss) on cash flow hedges (1)	(53.1)	14.4
Net loss (gain) on cash flow hedges reclassified to operations (2)	(4.9)	31.8
Closing balance(3)	(37.3)	8.9

Accumulated other comprehensive income	$9.4	$55.8

(1)          Net of income tax benefit of nil and $0.1 for the three months and year ended December 31, 2009 ($0.8 income tax benefit for 2008).

(2)          Net of income tax expense of nil and $0.6 for the three months and year ended December 31, 2009 ($0.2 income tax expense for 2008).

(3)          Net of income tax expense of $0.1 as of December 31, 2009 ($0.4 income tax benefit as of December 31, 2008).

We expect that the majority of the gains on cash flow hedges reported in accumulated other comprehensive income at December 31, 2009 will be reclassified to operations during the next 12 months, primarily through cost of sales as the underlying expenses that are being hedged are included in cost of sales.

9.              Guarantees and contingencies:

We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds which we have provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees.  At December 31, 2009, these contingent liabilities amounted to $50.2 (December 31, 2008 — $55.4).

In addition to the above guarantees, we have also provided routine indemnifications, the terms of which range in duration and often are not explicitly defined.  These may include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property.  The maximum potential liability from these indemnifications cannot be reasonably estimated.  In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation:

In the normal course of our operations, we are subject to litigation and claims from time to time. We may also be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse impact on our results of operations, financial position or liquidity.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint.  These motions are pending.  A parallel class proceeding has also been issued against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court.  We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims.  We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes:

We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results.  In addition, tax authorities could challenge the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment.  If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2003 should have been materially higher as a result of certain inter-company transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties.  We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

In connection with a tax audit in Brazil, in the fourth quarter of 2009, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions.  We believe we have substantial defenses to the asserted position. However, there can be no assurance as to the final resolution of this matter and, if it is determined adversely to us, the amounts we may be required to pay for taxes, interest and penalties could be material.

We have and will continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. We regularly review Brazilian laws and assess the likelihood of the realization of the future benefit of the tax losses. A change to the benefit realizable on these Brazilian losses could result in a substantial increase to our net future tax liabilities.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

10.       Financial instruments - financial risks:

We have exposures to the following financial risks arising from financial instruments: market risk, credit risk and liquidity risk.  Market risk is the risk that results in changes to market prices, such as foreign exchange rates and interest rates, that could affect our operations or the value of our financial instruments.

(a)  Currency risk:  Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various foreign currencies. We manage our currency risk through our hedging program using forecasts of future cash flows denominated in foreign currencies and our currency exposures.  Our major currency exposures, as of December 31, 2009, are summarized in U.S. dollar equivalents in the following table.  For purposes of this table, we have excluded items such as pension, post-employment benefits and income taxes, in accordance with the financial instruments standards.  The local currency amounts have been converted to U.S. dollar equivalents using the spot rates as of December 31, 2009.

	Mexican peso	Thai baht	Malaysian ringgit	Canadian dollar

Cash and cash equivalents	$0.5	$1.0	$0.9	$54.8
Accounts receivable	—	—	0.2	—
Other financial assets	—	1.3	0.3	0.3
Accounts payable and accrued liabilities	(20.4)	(14.0)	(12.6)	(44.0)
Net financial assets (liabilities)	$(19.9)	$(11.7)	$(11.2)	$11.1

At December 31, 2009, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies has the following impact:

	Mexican peso	Thai baht	Malaysian Ringgit	Canadian dollar
1% Strengthening
Net earnings	$—	$(0.1)	$(0.2)	$—
Other comprehensive income	0.1	0.5	0.4	2.0
1% Weakening
Net earnings	—	0.1	0.2	—
Other comprehensive income	(0.1)	(0.5)	(0.4)	(2.0)

(b)       Interest rate risk: We are exposed to interest rate risks as we have significant cash balances invested at floating rates.  Borrowings under our revolving credit facility bear interest at LIBOR plus a margin.  If we borrow under this facility, we will be exposed to interest rate risks due to fluctuations in the LIBOR rate.

(c)        Credit risk:  Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us.  To mitigate the risk of financial loss from defaults under our foreign currency forward contracts, these counterparty financial institutions each had a Standard and Poor’s rating of A or above at December 31, 2009.  In November 2009, we renewed our accounts receivable sales program on similar terms and conditions for an additional year. This financial institution had a Standard and Poor’s rating of A+ at December 31, 2009.  At December 31, 2009, no accounts receivable were sold under this program.  See notes 14(c) and 18 to the 2008 annual consolidated financial statements.

We also provide credit to our customers in the normal course of business.  The carrying amount of financial assets recorded in the financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to this credit risk.  As of December 31, 2009, less than 1% of our gross accounts receivable are over 90 days past due.  Accounts receivable are net of an allowance for doubtful accounts of $7.5 at December 31, 2009 (December 31, 2008 — $13.7).

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(d)       Liquidity risk:  Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due.  The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days.  The maturity analysis of our derivative financial liabilities is included in note 7(i). The redemption of our 2011 Notes in the fourth quarter of 2009 was funded from existing cash resources.  In January 2010, we announced our intention to redeem the 2013 Notes. See note 12. Management believes that cash flow from operations, together with cash on hand, cash from the sale of accounts receivable, and borrowings available under our credit facility and bank overdraft facilities will be sufficient to support our financial obligations.  See note 14(d) to the 2008 annual consolidated financial statements.

11.       Comparative information:

We have reclassified certain prior period information to conform to the current period’s presentation.

12.       Subsequent events:

In January 2010, we completed the acquisition of Invec Solutions Ltd. which is based in Scotland.  Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets.  The cash purchase price was $6.4.

In January 2010, we announced our intention to redeem the outstanding 2013 Notes with a principal amount of $223.1. In accordance with the terms of the 2013 Notes, we will redeem the Notes at a price of 103.813% of the principal amount, together with accrued and unpaid interest to the redemption date. Based on the carrying value at December 31, 2009 of $222.8, we expect to incur a loss of approximately $9 on redemption, which we will record through other charges.  We expect to complete the redemption during the first quarter of 2010 using existing cash resources.  As a result, we have reclassified the 2013 Notes from long-term debt to current debt on our consolidated balance sheet.